

*Press Release*

NASDAQ: MXIM

Contact:  Paresh Maniar,
Executive Director, Investor Relations
(408) 470-5348

**MAXIM ANNOUNCES FIRST QUARTER FISCAL 2009 RESULTS**

- **REVENUE: $501.2 MILLION**
- **GAAP EPS: $0.21**
- **CASH FLOW FROM OPERATIONS: $157 MILLION**
- **DIVIDEND PER SHARE: $0.20**

SUNNYVALE, CA– October 29, 2008–Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $501.2 million for its fiscal 2009 first quarter ending September 27, 2008. Revenue was flat from the $501.3 million revenue recorded in the previous quarter.

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share was $0.21. These results include pre-tax expenses of $37.6 million in stock based compensation and $30.1 million in pre-tax expenses primarily related to the recently completed restatement and the ramp down of certain wafer fabrication facilities.

**Balance Sheet Items**

Total cash, cash equivalents, and short-term investments increased by $38.3 million during the first quarter to $1.26 billion. Cash flow from operations was $157.1



million, primarily offset by $64.1 million for payments of cash dividends and $38.0 million in payments for property and equipment.

**Business Outlook**

Maxim's fiscal first quarter net realizable bookings decreased by 6% compared to the fourth quarter of fiscal 2008. Based on this bookings level, Maxim previously provided preliminary guidance for the December quarter revenue to range between $460 million and $490 million. Subsequent bookings were lower than expected due to weakening global demand. The revenue outlook for the December quarter is now projected to range between $410 million and $440 million.

Tunc Doluca, President and Chief Executive Officer, commented, "We are mindful of the recent decline in bookings. Nevertheless, the combination of Maxim's substantial cash position, strong cash flow, solid gross margins, and ongoing actions to control spending and reduce capital expenditures will sustain the Company through the current challenging and uncertain macro economic environment. Maxim's Board of Directors has affirmed its confidence in our long term business model by authorizing the significant stock repurchase announced previously. Our superior innovation and integration capabilities position us to emerge from this downturn an even stronger participant in all major analog-mixed signal segments."

**Dividend**

A cash dividend for the first quarter of fiscal 2009 of $0.20 per share will be paid on December 5, 2008, to stockholders of record on November 21, 2008.

**Conference Call**

Maxim has scheduled a conference call on October 29, 2008, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal year 2009 and business outlook. To listen via telephone, dial (866) 219-5260 (toll free) or (703) 639-1117.  This call will be webcast by Thomson/CCBN and can be accessed at Maxim's website at www.maxim-ic.com/Investor.

The webcast will also be distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson/CCBN's individual investor portal, powered by StreetEvents. Institutional investors can access the call via Thomson's password-protected event management site, StreetEvents (www.streetevents.com).

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## CONSOLIDATED STATEMENTS OF INCOME

|  | Three Months Ended | | |
| --- | --- | --- | --- |
|  | September 27, 2008 | June 28, 2008 | September 29, 2007 |
|  | (in thousands, except per share data) | | |
| Net revenues | $ 501,204 | $ 501,267 | $ 524,081 |
| Cost of goods sold (1) | 209,654 | 197,234 | 203,535 |
| Gross profit | 291,550 | 304,033 | 320,546 |
| Operating expenses: | | | |
| Research and development (1) | 138,915 | 143,802 | 159,985 |
| Selling, general and administrative (1) | 40,243 | 40,907 | 43,462 |
| Impairment of long-lived assets | 7,343 | - | - |
| Severance and restructuring | 4,106 | 4,059 | 2,350 |
| Other operating expenses, net | 7,358 | 20,387 | 5,210 |
| Total operating expenses | 197,965 | 209,155 | 211,007 |
| Operating income | 93,585 | 94,878 | 109,539 |
| Interest income and other, net | 9,101 | 5,832 | 17,354 |
| Income before provision for income taxes | 102,686 | 100,710 | 126,893 |
| Provision for income taxes | 35,119 | 34,664 | 43,267 |
| Net income | $ 67,567 | $ 66,046 | $ 83,626 |
| | | | |
| Earnings per share: | | | |
| Basic | $ 0.21 | $ 0.21 | $ 0.26 |
| Diluted | $ 0.21 | $ 0.20 | $ 0.25 |
| | | | |
| Shares used in the calculation of earnings per share: | | | |
| Basic | 320,553 | 320,553 | 320,553 |
| Diluted | 323,815 | 323,843 | 328,873 |
| | | | |
| Dividends declared per share | $ 0.200 | $ 0.188 | $ 0.188 |

(1) Includes stock-based compensation charges as follows:

|  | Three Months Ended | | |
| --- | --- | --- | --- |
|  | September 27, 2008 | June 28, 2008 | September 29, 2007 (2) |
|  | (in thousands) | | |
| Cost of goods sold | $ 11,920 | $ 8,125 | $ 15,662 |
| Research and development | 19,419 | 24,138 | 43,804 |
| Selling, general and administrative | 6,222 | 7,399 | 13,187 |

(2) Includes $27.5 million related to cash settlement of expiring options.

## SCHEDULE OF CERTAIN EXPENSE ITEMS

|  | Three Months Ended | | |
| --- | --- | --- | --- |
|  | September 27, 2008 | June 28, 2008 | September 29, 2007 |
|  | (in thousands) | | |
| Cost of Goods Sold: | | | |
| Accelerated depreciation (3) | $ 11,329 | $ 11,329 | $ - |
| **Total** | **$ 11,329** | **$ 11,329** | **$ -** |
| | | | |
| Operating Expenses: | | | |
| Impairment of long-lived assets (4) | $ 7,343 | $ - | $ - |
| Severance and restructuring (5) | 4,106 | 4,059 | 2,350 |
| Other operating expenses, net (6) | 7,358 | 20,387 | 5,210 |
| **Total** | **$ 18,807** | **$ 24,446** | **$ 7,560** |

(3) Accelerated depreciation related to long-lived assets resulting from the anticipated closure of the Dallas fab facility.
(4) Impairment of long-lived assets recorded in connection with reduced demand and transfer of production from the San Jose fab facility.
(5) Severance and benefit expenses primarily related to the San Jose fab, Dallas fab and end of line organizations.
(6) Expenses, net, primarily associated with the restatement of our previously filed financial statements, private litigation and other associated activities and certain payroll taxes, interest and penalties.

# CONSOLIDATED  BALANCE SHEETS

| | September 27, 2008 | June 28, 2008 |
|---|---|---|
| | (in thousands) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,051,194 | $ 1,013,119 |
| Short-term investments | 205,262 | 205,079 |
| Total cash, cash equivalents and short-term investments | 1,256,456 | 1,218,198 |
| Accounts receivable, net | 268,570 | 272,029 |
| Inventories | 263,244 | 272,421 |
| Deferred tax assets | 263,582 | 253,490 |
| Other current assets | 18,747 | 30,423 |
| Total current assets | 2,070,599 | 2,046,561 |
| Property, plant and equipment, net | 1,461,769 | 1,485,200 |
| Other assets | 168,395 | 176,629 |
| **TOTAL ASSETS** | $ 3,700,763 | $ 3,708,390 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 86,538 | $ 79,673 |
| Income taxes payable | 21,807 | 825 |
| Accrued salary and related expenses | 215,189 | 249,079 |
| Accrued expenses | 57,225 | 68,131 |
| Deferred income on shipments to distributors | 21,309 | 21,447 |
| Total current liabilities | 402,068 | 419,155 |
| Other liabilities | 30,951 | 30,791 |
| Income taxes payable | 111,154 | 110,633 |
| Total liabilities | 544,173 | 560,579 |
| Stockholders' equity: | | |
| Common stock | 255,818 | 251,799 |
| Retained earnings | 2,904,595 | 2,901,139 |
| Accumulated other comprehensive loss | (3,823) | (5,127) |
| Total stockholders' equity | 3,156,590 | 3,147,811 |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | $ 3,700,763 | $ 3,708,390 |

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**CONSOLIDATED STATEMENTS OF CASH FLOWS**


| | Three Months Ended | | |
| --- | --- | --- | --- |
| | September 27, 2008 | June 28, 2008 | September 29, 2007 |
| | (in thousands) | | |
| Cash flows from operating activities: | | | |
| Net income | $ 67,567 | $ 66,046 | $ 83,626 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Stock-based compensation | 37,561 | 39,662 | 72,653 |
| Depreciation and amortization | 46,781 | 50,731 | 30,345 |
| Deferred taxes | (924) | (20,973) | (8,461) |
| Tax benefit related to stock-based compensation | (1,062) | (90) | 275 |
| Excess tax benefit related to stock-based compensation | (52) | (78) | (3) |
| Impairment of long-lived assets | 7,343 | - | - |
| Loss from sale of property, plant and equipment | 700 | 249 | - |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 3,460 | (2,737) | (30,385) |
| Inventories | 6,429 | (5,552) | 1,586 |
| Other current assets | 11,146 | 931 | 5,613 |
| Accounts payable | 15,471 | 1,293 | 51 |
| Income taxes payable | 21,503 | 5,511 | 39,439 |
| Deferred income on shipments to distributors | (138) | 1,656 | (1,914) |
| Accrued liabilities - goodwill payments above settlement date fair value | (8,948) | (11,291) | - |
| All other accrued liabilities | (49,773) | (2,795) | (17,423) |
| Net cash provided by operating activities | 157,064 | 122,563 | 175,402 |
| | | | |
| Cash flows from investing activities: | | | |
| Payments for property, plant and equipment | (37,995) | (36,247) | (56,953) |
| Proceeds from sale of property, plant, and equipment | 322 | 734 | - |
| Restricted cash | - | 14,309 | - |
| Other non-current assets | (3,206) | (689) | 934 |
| Acquisition | - | - | (754) |
| Purchases of available-for-sale securities | (1,370) | (204,335) | (107,112) |
| Proceeds from sales/maturities of available-for-sale securities | 2,438 | - | 295,767 |
| Net cash provided by (used in) investing activities | (39,811) | (226,228) | 131,882 |
| | | | |
| Cash flows from financing activities: | | | |
| Excess tax benefit related to stock-based compensation | 52 | 78 | 3 |
| Mortgage liability | (10) | (10) | (10) |
| Goodwill payments on expiring options | (4,997) | (6,336) | - |
| Cash settlement of vested restricted stock units | (1,910) | (1,172) | (1,531) |
| Payouts under the RSU loan program | (8,202) | (4,723) | (9,037) |
| Dividends paid | (64,111) | (60,104) | (60,104) |
| Net cash used in financing activities | (79,178) | (72,267) | (70,679) |
| | | | |
| Net increase (decrease) in cash and cash equivalents | 38,075 | (175,932) | 236,605 |
| Cash and cash equivalents: | | | |
| Beginning of period | 1,013,119 | 1,189,051 | 577,068 |
| End of period | $ 1,051,194 | $ 1,013,119 | $ 813,673 |
| | | | |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid, net during the period for income taxes | $ 128 | $ 49,406 | $ 12,012 |
| Noncash investing and financing activities: | | | |
| Accounts payable related to property, plant and equipment purchases | $ 12,386 | $ 20,992 | $ 35,014 |

## "Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements include the Company's  belief that revenue for the December quarter of 2009 is now projected to range between $410 million and $440 million, the Company's belief that the combination of its substantial cash position, strong cash flow, solid gross margins, and ongoing actions to control spending and reduce capital expenditures will sustain the Company through the current challenging and uncertain macro economic environment, and the Company's expectation that its superior innovation and integration capabilities position it to emerge from the economic downturn an even stronger participant in all major analog-mixed signal segments. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2008.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

**About Maxim**

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sold over $2 billion of high-performance semiconductor products in its fiscal year 2008. Maxim was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products.  To date, Maxim has developed over 5,800 products in 28 product categories serving the Industrial, Communications, Consumer, and Computing markets. For more information, go to www.maxim-ic.com.

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